UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NTT DoCoMo, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Not Applicable (see Item 2(e) herein)

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☑  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable	13G	Page 2 of 5 Pages
1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Nippon Telegraph and Telephone Corporation
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3)	SEC Use Only
4)	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 30,894,000
(6) Shared Voting Power 0
(7) Sole Dispositive Power 30,894,000
(8) Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,894,000
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount in Row (9) 63.0%
12)	Type of Reporting Person CO

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Item 1.

(a) Name of Issuer:

NTT DoCoMo, Inc.

(b) Address of Issuer’s Principal Executive Offices:

Sanno Park Tower

11-1 Nagata-cho 2-chome

Chiyoda-ku Tokyo 100-6150 Japan

Item 2.

(a)  Name of Person Filing:

Nippon Telegraph and Telephone Corporation

(b)  Address of Principal Business Office or, if none, Residence:

3-1, Otemachi 2-chome,

Chiyoda-ku, Tokyo 100-8116 Japan

(c)  Citizenship:

Japan

(d)  Title of Class of Securities:

Common Stock

(e)  CUSIP Number:

The Common Stock of NTT DoCoMo, Inc. and the American Depository Shares (“ADSs”), each of which represents 1/100th of a share of Common Stock of NTT DoCoMo, Inc., are listed on the New York Stock Exchange. The CUSIP number for the ADSs is 62942M201. The Common Stock of NTT DoCoMo, Inc. does not have a CUSIP number.

Item	3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item	4. Ownership

(a)  Amount beneficially owned:

30,894,000

(b)  Percent of class:

63.0%

(c)  Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote

30,894,000

(ii)  Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

30,894,000

(iv)  Shared power to dispose or to direct the disposition of

0

Item	5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item	6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item	8. Identification and Classification of Members of the Group.

Not Applicable

Item	9. Notice of Dissolution of Group.

Not Applicable

Item	10. Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 12, 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By:	/s/ HIROO UNOURA
Name:	Hiroo Unoura
Title:	Senior Vice President Director, Department I

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